September 30, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

       Re: Worthy Wealth, Inc.
           Amended Offering Statement on Form 1-A
           Filed September 17, 2024
           File No. 024-12388
Dear Sally Outlaw:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 7 to Form 1-A
General

1.     We note the disclosure that if the Acquisition isn   t closed by
September 11, 2024, either
       party to the Acquisition can unilaterally terminate the Acquisition. We note that such date has passed. Please revise to clarify the current status of the acquisition agreement and whether the time period has been extended. To the extent it has not, please revise throughout the prospectus to clearly reflect the risks that the Acquisition may not occur.
 September 30, 2024
Page 2
The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 20

2. We note your revisions in response to prior comment 1 and reissue the comment in part.
       Please state clearly that each of WPB and WPB 2 failed to file post-qualification amendments or supplements at the time changes were made to the terms of the notes. Also, please remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-
       qualification amendment or supplement, since the obligations under Regulation A are clear in this regard.

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.